IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

May 4, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:	Immuron Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed April 27, 2017
File No. 333-215204 (the “Registration Statement”)

Dear Ms. Hayes:

Please note that in reference to verbal comments received from the staff of the Securities and Exchange Commission on May 2, 2017, Immuron Limited (the “Company”) has made the following revisions to the Registration Statement:

1.	The Company has updated the Exhibit Index to reflect that Francis Abourizk Lightowlers (“FAL”), the Company’s Australian counsel, will be opining on both the validity of the ordinary shares and warrants being issued in the offering. In addition, please note that the Company has filed FAL’s opinion as Exhibit 5.1 to the Registration Statement; and

2.	The Company has updated the Exhibit Index to include the Form of Global Warrant as Exhibit 4.5 and the same has been filed as an Exhibit to the Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer